UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

UTime Limited, a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting of the holders of the Company’s Class A and Class B ordinary shares (the “Meeting”) on January 26, 2026 at 10:00 AM ET at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China. Holders of a total of 5,311,000 Class A ordinary shares of the Company, par value $0.10 per share, voted at the meeting, representing approximately 62.76% of a total of 8,462,243 Class A ordinary shares issued, outstanding and entitled to vote at the Meeting. The Company presently has no Class B ordinary shares issued and outstanding or entitled to vote. As a result, a quorum for the transaction of business was present at the Meeting. Each Class A ordinary share was entitled to one (1) vote on all matters subject to vote at the Extraordinary General Meeting and each Class B ordinary share would have been entitled to twenty (20) votes on all matters such to the vote at the Extraordinary General Meeting. However, the Company currently has no Class B ordinary shares issued and outstanding.

The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

Proposal No. 1: To consider and approve a proposal, as an ordinary resolution, to approve an amendment to the authorized share capital of the Company to effect a consolidation of the Company’s Class A ordinary shares, par value $0. 10 per share (the “Class A Ordinary Shares”), on either a five-for-one basis or a six-for-one basis, as may be finally determined by the board of directors (the “Board”) such that each authorized five Class A Ordinary Shares (or six Class A Ordinary Shares) of par value US$0.10 be consolidated into one Class A Ordinary Share with a par value of US$0.50 each or US$0.60 each, with the final ratio, implementation and timing of such consolidation to be completed as soon as possible following shareholder approval, as determined at the discretion of the Board (the “Current Share Consolidation”);

The Current Share Consolidation was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
5,311,000	0	0	-

1.

Proposal No. 2: To consider and approve by an ordinary resolution that, immediately following the Current Share Consolidation, subject to the Current Share Consolidation being approved, the authorized share capital of the Company be increased either, depending on the result of the Current Share Consolidation:

i.

from US$1,000,000 divided into: (i) 1,800,000 Class A Ordinary Shares of a par value of US$0.5 each; and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.001 each to either, depending on the final ratio of the Current Share Consolidation to US$450,100,000 divided into 900,000,000 Class A Ordinary Shares, of a par value of US$0.5 each and (ii) 100,000,000 Class B ordinary shares, of a par value of US$0.001 each by the creation of 898,200,000 Class A Ordinary Shares, of par value of US$0.5 each and 100,000,000 Class B ordinary shares, of a par value of US$0.001 each; or

ii.

from US$1,000,000 divided into: (i) 1,500,000 Class A Ordinary Shares of a par value of US$0.6 each; and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.001 each to either, depending on the final ratio of the Share Consolidation to US$540,100,000 divided into 900,000,000 Class A Ordinary Shares, of a par value of US$0.6 each and (ii) 100,000,000 Class B ordinary shares, of a par value of US$0.001 each by the creation of 898,500,000 Class A Ordinary Shares, of par value US$0.6 each (the “Share Capital Increase”)

The Share Capital Increase was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
5,311,000	0	0	-

Proposal No. 3: To consider and approve by a special resolution that, subject to the Current Share Consolidation and Share Capital Increase being approved, the Second Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association, effective immediately following the Current Share Consolidation and Share Capital Increase.

The Third Amended and Restated Memorandum and Articles of Association was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
5,311,000	0	0	-

Proposal No. 4: To consider and approve a proposal, as an ordinary resolution, subject to the Current Share Consolidation and Share Capital Increase being approved, to approve an amendment to the authorized share capital of the Company to effect a consolidation of the Company’s Class A Ordinary Shares, of such par value as results from the Current Share Consolidation (if passed and implemented), at a ratio within the range of 10:1 to 200:1 (the “Ratio”), as determined at the discretion of the Board, with the ratio, implementation and timing of one or more such consolidations to be completed at any time within the next twelve (12) months as the Board may determine in its sole discretion for the purposes of regaining and maintaining compliance with the Nasdaq listing rules (the “Potential Share Consolidation”).

The Potential Share Consolidation was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
5,311,000	0	0	-

Following the Meeting, on January 26, 2026, the Company’s Board approved the 5:1 Current Share Consolidation ratio. The Current Share Consolidation will become effective upon completing Nasdaq notification requirements. The Company will make an additional announcement via Form 6-K and press release once Nasdaq approval has been obtained and a final date for the effectiveness of the Current Share Consolidation has been set.

A copy of the Company’s amended and restated memorandum and articles of association, which will be filed with Cayman Islands registrar in the coming days, is attached hereto as Exhibit 1.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
1.1	Form of Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: January 28, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)